SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Press release announcing establishment of a cooperation agreement between France Telecom and Etisalat press release

Paris, December 1, 2008

Etisalat and France Telecom establish a cooperation agreement
Etisalat becomes a shareholder of SoftAtHome

Following a MoU signed on 2 July 2008, Etisalat and France Telecom signed a cooperation agreement covering Digital Home services, content, international networks and Enterprise solutions.

Etisalat will acquire a 16.6% stake of SoftAtHome, a joint venture launched by Thomson, Sagem and France Telecom to develop software solutions for triple-play services in the Digital Home. Etisalat will adopt SoftAtHome solutions for its future broadband deployments. Both groups will collaborate on the roll out of multiple-play solutions from the technical and marketing points of view.

According to Mohammed Hassan Omran, Chairman, Etisalat: “We are delighted to enter into this collaboration with France Telecom. Value-added, multiplatform services are a key component of the future of the telecommunications industry. Combining both Etisalat and France Telecom’s expertise in this area will significantly advance Etisalat’s ambition to delight our customers across our footprint. This agreement also paves the way for Etisalat and France Telecom to cooperate on acquiring rich multimedia content such as pay per view television – films, sports or events - which will further enhance our service offering in the UAE and internationally.”

Didier Lombard, Chairman and CEO, France Telecom, adds: "We are extremely pleased to have Etisalat as a strategic partner. This cooperation expands again the vision of convergence and Digital Home rolled out by France Telecom. I am convinced that telecommunication players have an increasingly important role in shaping multiple-play trends based on the needs of our customers. I am also happy to join forces with Etisalat in content as we both believe that this is the fuel of our networks”.

Etisalat and France Telecom pave the way  for a cooperation on acquiring specific content for their respective footprints such as in pay-TV films, sports or events. Etisalat also confirms its interest in distributing the multiplayer game Warhammer Online. Studio 37, France Telecom's subsidiary dedicated to investing in films, and Etisalat will join forces in co-production of movies.

Both groups also agree to target future projects together in new submarine cables, in particular to improve the international connectivity of both Western and Eastern Africa.

With respect to Enterprise solutions, both groups agree on cooperating in network-related solutions and telecoms for real estate developments.

The partnership is fully coherent with competition rules and pays specific attention to markets where both groups operate.

Press contacts

Etisalat:
Saeed Albadi,	Senior Manager Media Relations
Tel: 02 6182173	Fax: 02 6334448
PRD@etisalat.ae	www.etisalat.ae

France Telecom:
Béatrice Mandine,	beatrice.mandine@orange-ftgroup.com
Bertand Deronchaine,	betrand.deronchaine@orange-ftgroup.com
Tel:	+33 1 44 44 93 93

About Etisalat

Etisalat has been the telecommunications service provider in the United Arab Emirates since 1976. Since then, it has built up state-of-the-art telecom infrastructure and taken a leadership position of innovation and reliability among regional and international operators. Today Etisalat operates across 17 markets in Asia, Africa and the Middle East servicing over 74m customers out of a potential market of 1.6bn.

In 2008, the company has grown to become the largest telecommunications company in the Middle East according to market value, and one of the world's largest operators. It is also ranked number 219 in the world, according to the Financial times. At the end of Etisalat’s 2007, it had reported consolidated revenues for the period at AED 21.3 billion, showing an increase of approximately 31%, over 2006 figures. Net Profits reached AED 7.2bn, an increase of 25% on 2006.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 177 million customers in five continents as of September 30, 2008, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007 and 39.9 billion euros for the nine first months of 2008. As of September 30, 2008, the Group had 117.6 million mobile customers and 12.4 million broadband Internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband Internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 1, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer